NO ACT

P.E. 10/29/2013



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



13002921

Received SEC

NOV 06 2013

Washington, DC 20549

November 6, 2013

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 11-6-13

Lillian Brown
Wilmer Cutler Pickering Hale and Dorr LLP
lillian.brown@wilmerhale.com

Re: The Walt Disney Company
Incoming letter dated October 29, 2013

Dear Ms. Brown:

This is in response to your letter dated October 29, 2013 concerning the shareholder proposal submitted to Disney by James McRitchie. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

November 6, 2013

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: The Walt Disney Company
Incoming letter dated October 29, 2013

The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to give holders of 10% of the company's outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

There appears to be some basis for your view that Disney may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Disney to amend Disney's certificate of incorporation to allow shareholders who have maintained a net long position of 25% of Disney's outstanding common stock for at least one year to call a special meeting of shareholders. You indicate that the proposal and the proposal sponsored by Disney directly conflict. You also indicate that inclusion of both proposals would present alternative and conflicting decisions for the shareholders and would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if Disney omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Erin E. Martin
Attorney-Advisor

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

WILMERHALE

**Lillian Brown**

+1 202 663 6743 (t)
+1 202 663 6363 (f)
lillian.brown@wilmerhale.com

October 29, 2013

**Via E-mail to shareholderproposals@sec.gov**

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: The Walt Disney Company
Exclusion of Shareholder Proposal Submitted by James McRitchie

Ladies and Gentlemen:

We are writing on behalf of our client, the Walt Disney Company (the "Company"), to inform you of the Company's intention to exclude from its proxy statement and proxy to be filed and distributed in connection with its 2014 annual meeting of shareholders (the "Proxy Materials") a shareholder proposal and statement in support thereof (collectively, the "Shareholder Proposal") submitted by James McRitchie (the "Proponent") relating to the right of shareholders to call special meetings.

The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") advise the Company that it will not recommend any enforcement action to the Commission if the Company excludes the Shareholder Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(9), on the basis that the Shareholder Proposal would directly conflict with a proposal to be submitted by the Company at the same meeting.

Pursuant to Exchange Act Rule 14a-8(j), as amended, and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D") the Company is submitting electronically to the Commission this letter and the Shareholder Proposal and related correspondence (attached as Exhibit A to this letter), and is concurrently sending a copy to the Proponent, no later than eighty calendar days before the Company intends to file its definitive Proxy Materials with the Commission.

**Background**

On September 13, 2013, the Company received the following proposal from the Proponent, which relates to the ability of the Company's shareholders to call a special shareholder meeting:

> Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.
>
> This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.

The Company's Restated Certificate of Incorporation (the "Certificate of Incorporation") and Amended and Restated Bylaws (the "Bylaws") currently reserve the power to call a special shareholder meeting to the Board of Directors, the Chairman of the Board of Directors, or the President. The Company intends to include in the Proxy Materials, and to present at the Company's 2014 annual meeting, a proposal to extend this right to certain shareholders. More specifically, the Board of Directors of the Company determined on October 4, 2013, that it would include a proposal (the "Company Proposal") in the Proxy Materials to amend the Certificate of Incorporation of the Company to provide shareholders the right to call a special meeting of shareholders, provided that the request for such a meeting was made by holders of 25% of the outstanding shares of the Company's common stock at the time of the request, and each requesting shareholder had maintained a net long position in such shares for at least one year prior to the date of the request. Upon shareholder approval of the amendment to the Certificate of Incorporation, the Board of Directors will implement a corresponding change to the Bylaws.

**Basis for Exclusion**

We respectfully request that the Staff concur in our view that the Shareholder Proposal may be excluded pursuant to Rule 14a-8(i)(9), which provides that a shareholder proposal may be omitted from a company's proxy statement if the proposal "directly conflicts with one of the company's own proposals submitted to shareholders at the same meeting."

***The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(9) Because the Proposal Directly Conflicts with One of the Company's Own Proposals to be Submitted to Shareholders at the 2014 Annual Meeting***

Rule 14a-8(i)(9) permits a company to exclude a shareholder proposal if the proposal "directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that for purposes of Rule 14a-8(i)(9), the shareholder proposal and company proposal need not be "identical in scope or focus for the exclusion to be available." *See* Release No. 34-40018, at note 27 (May 21, 1998). In applying Rule 14a-8(i)(9), the Staff has consistently stated that, where submitting both proposals for a shareholder vote would "present alternative and conflicting decisions" that could confuse shareholders and could create "inconsistent and ambiguous results" if both proposals were approved, the shareholder proposal may be excluded under Rule 14a-8(i)(9). *See, e.g.*, United Continental Holdings, Inc. (February 14, 2013).

The Shareholder Proposal requests that the Company take the steps necessary to amend the Company's governing documents to enable holders of 10% of the Company's outstanding common stock to call a special shareholder meeting. As noted, the Company Proposal would amend the Certificate of Incorporation to enable holders of 25% of the outstanding shares of the Company's common stock, as of the date of the request, to call a special shareholder meeting, provided that the requesting shareholders have held a net long position in such shares for at least one year prior to the date of the request. The two proposals both address shareholders' ability to call a special meeting, but in a conflicting manner with regard to ownership threshold and method of measuring such ownership.

The Staff has consistently permitted companies to exclude shareholder proposals under these circumstances. Specifically, there are a number of recent examples in which the Staff granted no-action relief pursuant to Rule 14a-8(i)(9) where a shareholder proposal relating to the ability to call special meetings under the company's governing documents included an ownership threshold that differed from a company-sponsored proposal. In each of these instances, as in the present case, the company asked shareholders to approve an amendment to its certificate of incorporation to permit shareholders to call special meetings, which action would be followed by board action to make a corresponding change to the company's bylaws. For example, in Harris Corporation (July 20, 2012), the Staff concurred in the exclusion of a shareholder proposal (which appears to be the same proposal submitted to the Company) requesting that the company take the steps necessary to amend its governing documents to enable holders of 10% of the company's outstanding common stock to call a special shareholder meeting, under substantially similar circumstances. In that instance, the company asserted that the shareholder proposal would conflict with the company's own proposal to amend its certificate of incorporation (to be followed by a corresponding change to the company's bylaws by board action) to provide that holders of at least 25% of the voting power of all outstanding shares of common stock could call a special shareholder meeting. The Staff concurred on the basis that "inclusion of both proposals would present alternative and conflicting decisions for shareholders and would create the potential for inconsistent and ambiguous results." Similarly, in The Wendy's Company (January 31, 2012), the Staff concurred in exclusion of a substantially similar proposal on the basis that it would conflict with the company's proposal to amend its certificate of incorporation (to be followed by a corresponding change to the company's bylaws by board action) to permit holders of record of at least 20% in voting power of the outstanding capital stock to call a special shareholder meeting; and in Hospira, Inc. (January 20, 2012), the Staff allowed exclusion of the proposal at issue on the basis that it would conflict with the company's proposal to amend its certificate of incorporation (to be followed by a corresponding change to the company's bylaws by board action) to permit holders of 25% of the company's outstanding common stock to call a special shareholder meeting.

A number of other recent letters have provided no action relief under substantially similar fact patterns. These include The Western Union Company (February 14, 2013) (concurring in exclusion of the subject proposal on the basis that it would conflict with the company's proposal to amend its certificate of incorporation and bylaws to permit holders of at least 20% of the voting power of the outstanding capital stock to call a special shareholder meeting); United Continental Holdings, Inc. (February 14, 2013) (concurring in exclusion of the subject proposal on the basis that it would conflict with the company's proposal to amend its bylaws to permit a shareholder or group of shareholders of record of at least 25% of the voting power of all outstanding common stock to call a special shareholder meeting); Advance Auto Parts, Inc. (February 8, 2013) (concurring in exclusion of the subject proposal on the basis that it would conflict with the company's proposal to amend its charter and bylaws to permit a shareholder or group of shareholders who held continuously, for at least one year, at least 25% of the outstanding common stock to call a special shareholder meeting); Norfolk Southern Corporation (January 11, 2013) (concurring in exclusion of the subject proposal on the basis that it would conflict with the company's proposal to amend its articles of incorporation to permit shareholders holding at least 20% of the company's outstanding common stock to call special meetings); and Alcoa Inc. (December 21, 2012) (concurring in exclusion of the subject proposal on the basis that it would conflict with the company's proposal to amend its organizational documents to permit shareholders who continuously held in the aggregate a net long position of at least 25% of the company's outstanding common stock for at least one year to call a special shareholder meeting). *See also*, American Tower Corporation (January 30, 2013); Baxter International Inc. (January 11, 2013); The Coca-Cola Company (December 21, 2012; reconsideration denied January 16, 2013); Equinix Inc. (March 27, 2012); Cognizant Technology Solutions Corporation (March 15, 2012); Biogen Idec Inc. (March 13, 2012); Omnicom Group Inc. (February 27, 2012); McDonald's Corporation (February 1, 2012); Flowserve Corporation (January 31, 2012); and Cummins Inc. (January 24, 2012; reconsideration denied February 17, 2012).

As in the above no-action letters, the Company Proposal and the Shareholder Proposal address the identical topic – the ability of the Company's shareholders to call a special meeting – but with different ownership thresholds and methods of measuring ownership amount. Accordingly, if both proposals are included in the Company's Proxy Materials, shareholders would be presented with alternative and conflicting proposals that could result in shareholder confusion. Further, if both proposals are approved by shareholders, there would be no way for the board to implement both, or to know which should be implemented, which would result in the "inconsistent and ambiguous results" that Rule 14a-8(i)(9) seeks to avoid.

**Conclusion**

Based on the foregoing, we respectfully request that the Staff concur that it will take no action if the Company excludes the Shareholder Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(9), on the basis that it directly conflicts with the Company Proposal.

If the Staff has any questions regarding this request or requires additional information, please contact the undersigned at 202-663-6743 or at lillian.brown@wilmerhale.com. I would appreciate your sending your response via e-mail to me at the above address, as well as to Roger Patterson, Associate General Counsel and Assistant Secretary, The Walt Disney Company, at Roger.Patterson@disney.com. In addition, should the Proponent choose to submit any response or other correspondence to the Commission, we request that the Proponent concurrently submit that response or other correspondence to the undersigned, as required pursuant to Rule 14a-8(k) and SLB 14D.

Best regards,



Lillian Brown

Enclosures

cc: Roger J. Patterson
Associate General Counsel and Assistant Secretary
The Walt Disney Company
500 S. Buena Vista Street
Burbank, CA 91521-0615

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

**EXHIBIT A**

James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Robert A. Iger
Chairman
The Walt Disney Company (DIS)
500 S Buena Vista St
Burbank CA 91521
PH: 818 560-1000
FX: 818-560-1930

Dear Mr. Iger,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,



September 6, 2013

James McRitchie — Date
Publisher of the Corporate Governance site at CorpGov.net since 1995

cc: Alan N. Braverman
Secretary
Roger Patterson <Roger.Patterson@disney.com>
Assistant Secretary

[DIS: Rule 14a-8 Proposal, September 13, 2013]

**4* – Special Shareowner Meetings**

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal topic won more than 60% support at CVS, Sprint and Safeway.

This proposal should also be more favorably evaluated due to the deficiencies in our company's corporate governance as reported in 2013:

GMI Ratings, an independent investment research firm, said among several red flags, Disney governance concerns were highlighted by executive pay issues – $40 million for Robert Iger with $800,000 in perks. Not included in this were $33 million in equity profits from the exercise of stock options and vested stock pay. In terms of annual equity pay, Disney executive stock options simply vest over time. Market-priced stock options can give rewards to executives due to a rising market alone, regardless of individual job performance.

Moreover, performance-based restricted stock pay covered a three-year performance period and can pay 100% for underperforming half our company's peers. Finally, our CEO was entitled to a potential payment of $104 million in the event of termination without a change in control. Taken together, these facts suggest that Disney executive pay practices were not aligned with shareholder interests.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

**Special Shareowner Meetings – Proposal 4***

Notes:
James McRitchie, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication simply based on its own reasoning, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
**Asterisk to be removed for publication.**

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***



| Post-it® Fax Note 7671 | Date 9-16-13 | # of pages ▶ |
|---|---|---|
| To Roger Patterson | From John Chevedden | |
| Co./Dept. | Co. | |
| Phone # | Phone # *** FISMA & OMB Memorandum M-07-16 *** | |
| Fax # 818-570-1930 818-560-2092 | Fax # | |

September 15, 2013

James McRitchie
*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear James McRitchie,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that James McRitchie has continuously held 100 shares of Walt Disney Co. (DIS) common stock in his account ending in *** FISMA & OMB Memorandum M-07-16 *** at TD Ameritrade since April 30, 2012. DTC number 0188 is the clearinghouse number TD Ameritrade.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Meggan Pierce

Meggan Pierce
Senior Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.



TDA 5380 L 09/13

200 South 108th Ave,
Omaha, NE 68154

www.tdameritrade.com



The Walt Disney Company

Roger J. Patterson
Associate General Counsel

September 24, 2013

**VIA OVERNIGHT COURIER**

James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. McRitchie:

This letter acknowledges that we received on September 13, 2013, your letter dated September 6, 2013 submitting a proposal for consideration at the Company's 2014 annual meeting of stockholders regarding special shareowner meetings.

We have confirmed that you meet the eligibility requirements for submitting a proposal set forth in Rule 14a-8(a) to (e). We will review the proposal with the Board of Directors, which will determine its response to the proposal. If the proposal is included in the proxy statement for the 2014 Annual Meeting, our shareholder services department will be in touch with you regarding the logistics for presenting the proposal closer to the time of the annual meeting.

Sincerely yours,

Roger J. Patterson

cc: John Chevedden (by e-mail to *** FISMA & OMB Memorandum M-07-16 ***

500 South Buena Vista Street, Burbank, California 91521-1242
Tel 818 560.6126 Fax 818.560.2092 roger.patterson@disney.com